SECURITIES AND EXCHANGE COMMISSION
                            Washington, DC  20549

                                   FORM S-2

           Registration Statement Under The Securities Act of 1933

                          CAS MEDICAL SYSTEMS, INC.
            (Exact name of registrant as specified in its charter)

       Delaware                                      06-1123096
       (State or other jurisdiction                  (I.R.S. Employer
       of incorporation or organization)             Identification Number)

                            21 Business Park Drive
                         Branford, Connecticut  06405
                                (203) 488-6056

(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                               LOUIS P. SCHEPS
                    President and Chief Executive Officer
                          CAS MEDICAL SYSTEMS, INC.
             21 Business Park Drive, Branford, Connecticut  06405
                                (203) 488-6056

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies of all communications, including all communications sent to the agent for service, should be sent to:

                            MICHAEL GRUNDEI, ESQ.
                                WIGGIN & DANA
               One Century Tower, New Haven, Connecticut  06508

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this Registration Statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box: [ X ]

If the registrant elects to deliver its latest annual report to security holders, or a complete and legible facsimile thereof, pursuant to Item 11
(a)(1) of this form, check the following box. [ X ]

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ X ]

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ X ]

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ X ]



                      CALCULATION OF REGISTRATION FEE


                                     Proposed      Proposed
  Title of            Amount          Maximum        Maximum
 Securities            to be          Offering      Aggregate      Amount of
   to be            Registered         Price         Offering    Registration
Registered           (Shares)         Per Share       Price           Fee


Common Stock
$.004 par value
per share           1,460,000         $0.72 (1)    $1,051,200 (1)    $318.55

Options to
purchase Common
Stock                  96,000            -- (2)    $       -- (2)    $ -- (2)

Warrants to
purchase Common
Stock               1,364,000            -- (2)    $       -- (2)    $ -- (2)

TOTAL                      --            --        $1,051,200        $318.55

(1) The price is estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(c). The offering price and fee are computed based on the average of the bid and asked prices of the Common Stock as reported on the "pink sheets" on January 9, 1997.

(2)   Amounts included in Common Stock amounts above pursuant to Rule 457(g).

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with
Section 8(a) of the

Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

                SUBJECT TO COMPLETION - DATED JANUARY 15, 1997
PROSPECTUS


                     1,460,000 Shares Common Stock

                       CAS MEDICAL SYSTEMS, INC.

     This Prospectus relates to 1,460,000 shares (the "Shares") of Common Stock, par value $0.004 per share (the "Common Stock") of CAS Medical Systems, Inc. ("CAS" or the "Company") which are being offered for sale by certain selling stockholders (the "Selling Stockholders"). See "Selling Stockholders." The Company will not receive any of the proceeds from sales of the Shares by the Selling Stockholders although the Company will receive proceeds from the exercise of certain options and warrants which are exercisable by the Selling Stockholders into the Shares. If all of such options and warrants are exercised by the Selling Stockholders, the Company will receive proceeds of $708,545. The Company intends to use such proceeds for general corporate purposes. The Shares may be offered from time to time by the Selling Stockholders through ordinary brokerage transactions, in negotiated transactions or otherwise, at market prices prevailing at the time of sale or at negotiated prices. See "Plan of Distribution." The Company's Common Stock is traded on the over-the-counter market, commonly referred to as the "pink sheets". On January 9, 1997, the closing bid price of the Common Stock was $0.625 per share.

     The Selling Stockholders may be deemed to be "Underwriters" as defined in the Securities Act of 1933, as amended (the "Securities Act"). If any broker-dealers are used to effect sales, any commissions paid to broker-dealers and, if broker-dealers purchase any of the Shares as principals, any profits received by such broker-dealers on the resale of the Shares may be deemed to be underwriting discounts or commissions under the Securities Act. In addition, any profits realized by the Selling Stockholders may be deemed to be underwriting commissions. All costs, expenses and fees in connection with the registration of the Shares will be borne by the Company. Brokerage commissions, if any, attributable to the sale of the Shares will be borne by the Selling Stockholders.

For information concerning certain factors that should be considered by prospective investors, see "Risk Factors" beginning on page 3 of this Prospectus.

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

           The date of this Prospectus is January  , 1997

      Information contained herein is subject to completion or amendment. A registration statement relating to these securities has been filed with the Securities and Exchange Commission. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This Prospectus shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state.


                         AVAILABLE INFORMATION

     The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and, in accordance therewith, files periodic reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy statements and other information filed with the Commission may be inspected and copied at the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549 and at the regional offices of the Commission located at 500 West Madison Street, Chicago, Illinois 60661, and Seven World Trade Center, New York, New York 10048. Copies of such material can be obtained from the Public Reference Section of the Commission at prescribed rates by writing to the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549. In addition, reports, proxy materials and other information concerning the Company may be inspected at the offices of NASDAQ, 1735 K Street N.W., Washington, D.C. 20006. The Commission maintains a World Wide Web site on the Internet at http://www.sec.gov that contains reports, proxy and information statements and other information regarding registrants such as the Company that file electronically with the Commission.

     This Prospectus constitutes a part of a Registration Statement on Form S-2 (herein, together with all amendments and exhibits, referred to as the "Registration Statement") filed by the Company with the Commission under the Securities Act. This Prospectus does not contain all of the information set forth in the Registration Statement, certain parts of which are omitted in accordance with the rules and regulations of the Commission. For further information with respect to the Company and the Shares, reference is hereby made to the Registration Statement. Statements contained herein concerning the provisions of any document are not necessarily complete, and in each instance reference is made to the copy of such document filed as an exhibit to the Registration Statement or otherwise filed with the Commission. Each such statement is qualified in its entirety by such reference.


            INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     The following documents, which are on file with the Commission (File No. 2-96271-B), are incorporated in this Prospectus by reference and made a part hereof:
     (a) The Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1995, as amended by Form 10-K/A.

     (b) The Company's Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 1996.

     (c) The Company's Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 1996.

     (d) The Company's Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 1996.

     This Prospectus is accompanied by a copy of all of the foregoing documents incorporated herein by reference and such documents are an integral part hereof.


                             RISK FACTORS

          In addition to the other information in this Prospectus, the following factors should be considered carefully in evaluating the Company and its business before purchasing the Shares offered hereby.

     Competition. The Company is engaged in a rapidly evolving field. Competition from other medical device companies, diversified healthcare companies and research and academic institutions is intense and expected to increase. Many companies engaged in the medical device sector have substantially greater financial and other resources and development capabilities than the Company and have substantially greater experience in testing of products, obtaining regulatory approvals and manufacturing and marketing medical devices. Accordingly, certain of the Company's competitors may succeed in obtaining approval for products more rapidly than the Company.
 Other companies may succeed in developing and commercializing products earlier than the Company. In addition to competing with universities and other research institutions in the development of products, technologies and processes, the Company may compete with other companies in acquiring rights to products or technologies from universities. There can be no assurance that the Company will develop products that are more effective or achieve greater market acceptance than competitive products, or that the Company's competitors will not succeed in developing products and technologies that are more effective than those being developed by the Company or that would render the Company's products and technologies less competitive or obsolete.

     Product Liability Exposure. As a manufacturer of medical diagnostic equipment, the Company could face product liability claims. The Company has no pending product liability claims to date and maintains product liability insurance in an aggregate amount of $4 million. There can be no assurance that such coverage will be adequate to cover any product liability claims which arise in the future or that product liability insurance will continue to be available at reasonable prices. Any product liability judgments or settlements in excess of insurance coverage could have a material adverse effect on the Company.

     Government Regulation. The Company's business is subject to varying degrees of governmental regulation in the countries in which it operates. In the United States, the Company's products are subject to regulation as medical devices by the United States Food and Drug Administration (the "FDA"), as well as by other federal and state agencies. These regulations pertain to the manufacturing, labeling, development and testing of the Company's devices as well as to the maintenance of required records. An FDA regulation also requires prompt reporting by all medical device manufacturers of an event or malfunction involving a medical device where such device caused or contributed to death or serious injury or is likely to do so.

   Federal law provides for several routes by which the FDA reviews medical devices prior to their entry into the marketplace. Medical products of the type currently being marketed and under development by the Company are subject to regulation under the Food, Drug and Cosmetic Act (the "FDA Act") as amended in the Medical Device Amendments of 1976 (the "1976 Amendments") and the 1990 "Safe Medical Devices Act", as well as additional regulations promulgated thereunder. Under the 1976 Amendments, the Company must be a registered device manufacturer and must comply with Good Manufacturing Practice Regulations for Medical Devices. In addition, depending upon product type, the Company must also comply with those regulations governing the Conduct of Human Investigations, Pre-Market Approval Regulations and other requirements, as promulgated by the FDA. The FDA is authorized to inspect a device, its labeling and advertising, and the facilities in which it is manufactured in order to ensure that the device is not manufactured or labeled in a manner which could cause it to be injurious to health. Under the 1976 Amendment and the Safe Medical Device Act, the FDA has adopted regulations which classify medical devices based upon the degree of regulation it believes is necessary to assure safety and efficacy. A device is classified as a Class I, II, or III device. Class I devices are subject only to general controls. Class II devices, in addition to general controls, are or will be subject to "performance standards." Most Class II devices are subject to the 501(k) pre-market notification provision. In addition, some Class III devices require FDA pre-market approval before they may be marketed commercially because their safety and effectiveness cannot be assured by the general controls and performance standards of Class I or II devices. The Company's products are primarily Class II devices. Several of them have required FDA notification under Section 510(k) of the FDA Act.

    Satisfaction of clearance or approval requirements may take up to several years or more and varies substantially based upon the type, complexity and novelty of the product. The effect of government regulation may be to delay marketing of new products for a considerable or indefinite period of time, to impose costly procedures upon the Company's activities and to furnish a competitive advantage to larger companies that compete with the Company. There can be no assurance that FDA or other regulatory clearance or approval for any products developed by the Company will be granted on a timely basis, if at all, or, once granted, that clearances or approvals will not be withdrawn or other regulatory action taken which might limit the Company's ability to market its proposed products. Any such delay in obtaining or failure to obtain such clearances or approvals would adversely affect the manufacturing and marketing of the Company's products and the ability to generate additional product revenue.

     In foreign countries, the degree of government regulation affecting the Company varies considerably among countries, ranging from stringent testing and approval procedures in certain locations to simple registration procedures in others, while in some countries there is virtually no regulation of the sale of the Company's products. In general, the Company has not encountered material delays or unusual regulatory impediments in marketing its products internationally. Establishment of uniform regulations for European Community nations took place on January 1, 1995. The Company believes it will be subject to a single regulatory scheme for all the participating countries and has taken the necessary steps to assure ongoing compliance with these new, more rigorous regulations, including obtaining International Standards Organization certification for its manufacturing operations which will allow the Company to market products in Europe with a single registration applicable to all participating countries.

     Challenges to Patents and Proprietary Rights. The Company relies on a combination of patents, trade secrets, trademarks and non-disclosure agreements to protect its proprietary rights. There can be no assurance that patent applications filed by the Company will result in the issuance of patents or that any patents now or hereafter owned by the Company will afford protection against competitors which develop similar technology. There can also be no assurance that the Company's non-disclosure agreements will provide meaningful protection for the Company's trade secrets or other proprietary information. Moreover, in the absence of patent protection, the Company's business may be adversely affected by competitors who independently develop substantially equivalent or superior technology.

     It is possible that the Company may need to acquire licenses to, or to contest the validity of, issued or pending patents of third parties relating to the Company's technology or to products presently marketed or under development by the Company. In addition, there can be no assurance that any license required under any such patent would be made available to the Company on acceptable terms, if at all, or that the Company would prevail in any such contest.

     Risks of Technological Obsolescence. The areas in which the Company is developing, distributing, and/or licensing products involve rapidly developing technology. Others may develop products which may render products being developed, distributed or licensed by the Company obsolete or uneconomical or result in products superior to the Company's products.

     Risks Associated with International Sales. Since fiscal 1994, the Company's international sales have grown faster than its sales to any other market, and accounted for 33.5% of the Company's total net sales for the 1995 fiscal year. The Company expects that international sales will continue to constitute a significant portion of its business. Although the Company sells its products in United States dollars and is not subject to significant currency risks, an increase in the value of the United States dollar relative to foreign currencies in the Company's international markets could make the Company's products less price competitive in such markets.

     Significant Influence of Insiders; Potential Anti-takeover Provisions. The Company's directors, executive officers and other affiliates beneficially own approximately 66% of the outstanding Common Stock of the Company. As a result, such directors, officers and affiliates will be able to significantly influence the election of all of the Company's directors and otherwise influence control of the Company's operations. The Company's Board of Directors is also authorized to issue from time to time, without stockholder authorization, shares of preferred stock, in one or more designated series or classes. The Company is also subject to a Delaware statute regulating business combinations. Any of these provisions could discourage, hinder or preclude an unsolicited acquisition of the Company and could make it less likely that stockholders receive a premium for their shares as a result of any such attempt.

    Risks of Low-Priced Stock. Due to the low trading price of the Company's Common Stock, it could in the future become subject to Rule 15g-9 under the Exchange Act, which imposes additional sales practice requirements on broker-dealers that sell "penny stocks". Commission regulations define a penny stock to be any non-exchange or NASDAQ entity security that has a market price (as therein defined) of less than $5.00 per share or with an exercise price of less than $5.00 per share, subject to certain exceptions. The Company's Common Stock is currently exempted from penny stock regulation by virtue of the fact that the Company has net tangible assets in excess of $2 million. For transactions covered by penny stock regulations, a broker-dealer must make a special suitability determination for the purchaser and have received the purchaser's written consent to the transaction prior to sale. For any transaction by a broker-dealer involving a penny stock, unless exempt, the rules require delivery, prior to any transaction in a penny stock, of a disclosure schedule prepared by the Commission relating to the penny stock market. Disclosure is also required to be made about commissions payable to both the broker-dealer and the registered representative and current quotations for the Common Stock. Finally, monthly statements are required to be sent disclosing recent price information for the penny stock held in the account and information on the limited market in penny stocks. There can be no assurance that the Company's Common Stock will continue to qualify for exemption from these restrictions. If the Company's Common Stock were subject to the rules on penny stocks, it may adversely affect the ability of broker-dealers to sell the Company's Common Stock and may adversely affect the ability of purchasers in this offering to resell any of the Common Stock acquired hereby in the secondary market.

     Effect of Current Offering on Stock Price. Sales of a substantial number of shares of the Company's Common Stock in the public market originally issued pursuant to options or warrants could adversely affect the market price of the Common Stock and may also adversely affect the Company's ability to raise additional capital. 1,460,000 shares of Common Stock will have been registered hereby under the Securities Act for resale to the public. The Common Stock registered hereby constitutes approximately 13.5% of the Company's Common Stock. Historically, the Common Stock has been thinly traded. This low trading volume may have had a significant effect on the market price of the Common Stock, which may not be indicative of the market price in a more liquid market.

     Dependence on Key Personnel. The Company believes that its future success will depend to a significant extent on the efforts and abilities of its senior management, in particular Louis P. Scheps, its President and Chief Executive Officer and Myron L. Cohen, its Executive Vice President. The loss of the services of Mr. Scheps or Dr. Cohen could have a material adverse effect on the Company.

     Limitation of Liability of Officers and Directors. The Company's Certificate of Incorporation provides that officers and directors of the Company will not be personally liable to the Company or its stockholders for monetary damages resulting from breaches of duty owed to the Company or its stockholders, including breaches which constitute negligence in the performance of their duties. As a result, the rights of the Company and its stockholders to obtain monetary damages for acts or omissions of officers and directors will be more limited than they would be in the absence of such provisions.

     No Anticipated Dividends. The Company has not paid cash dividends on its Common Stock since inception, and at this time does not anticipate that it will pay cash dividends in the foreseeable future.


                              THE COMPANY

     The Company was organized in 1984 and is engaged in the business of developing, manufacturing and distributing diagnostic equipment and medical products for use by adults and children in many areas of the health care industry. The Company has developed and is manufacturing a full line of non-invasive blood pressure monitors, blood pressure cuffs for both adult and neonatal patients, silver/silver chloride electrodes for neonatal hospital intensive care units, and a line of disposable products for neonatal use. These products are being sold by the Company directly through its own sales force via distributors and pursuant to original equipment manufacturer (OEM) agreements in Europe and the United States. The Company has agreements to supply its blood pressure monitors, cuffs and electrodes to companies for distribution in major segments of the international market. The Company also has OEM agreements to supply custom versions of its blood pressure measuring technology in the form of plug-in modules for patient monitoring systems.
The Company has several other products in various stages of development which it believes are applicable to both adult and neonatal/pediatric medicine.
The Company's executive offices are located at 21 Business Park Drive, Branford, Connecticut, 06405 and its telephone number is (203) 488-6056.

                          RECENT DEVELOPMENTS

Board of Directors

     The Board of Directors was recently reduced by two members as a result of the resignation of Jay M. Haft in October 1996 and the death of Stanley D. Josephson in July 1996.

                         SELLING STOCKHOLDERS

     The following table sets forth certain information as of December 15, 1996 (except as otherwise indicated) and as adjusted to reflect the sale of the Common Stock in the offering, as to the security ownership of the Selling Stockholders. Except as set forth below, the addresses of each of the Selling Stockholders is c/o CAS Medical Systems, Inc., 21 Business Park Drive, Branford, CT 06405.

                                                                  Percentage
                        Shares of        Shares      Shares of    of Common
                        Common Stock    of Common      Stock        Stock
                        Beneficially      Stock        Owned     Beneficially
                         Owned Prior      Being        After     Owned after
Name                     to Offering      Sold        Offering   the Offering

Louis P. Scheps (1)       958,325 (2)   900,000 (3)     433,325       4.7%

Myron L. Cohen, Ph.D.(4)  947,953 (5)    15,000 (6)     940,453      10.1%

Estate of Stanley D.
 Josephson (7)            167,484 (8)    75,000 (9)      92,484

Lawrence S. Burstein
 (10)                     371,063 (11)  150,000 (12)    221,063       2.4%

Jerome Baron (13)       2,056,200 (14)  200,000 (15)  1,856,200      19.9%

Jay M. Haft (16)        1,071,575 (17)   60,000 (18)  1,011,575      10.9%

Saul S. Milles, M.D.
 (19)                      60,000 (20)   60,000 (20)          0         -


(1) Mr. Scheps is President and Chief Executive Officer and a Director of the Company.
(2) Includes warrants to purchase 444,000 shares and options to purchase 81,000 shares, each exercisable within 60 days.
(3) Consists of Common Stock underlying warrants to purchase 819,000 shares (including warrants to purchase 375,000 shares not exercisable within 60 days) and Common Stock underlying options to purchase 81,000 shares.
(4)     Dr. Cohen is Executive Vice President and a Director of the Company.
(5)     Includes options to purchase 7,500 shares exercisable within 60 days.
(6) Consists of Common Stock underlying options to purchase 15,000 shares (including options to purchase 7,500 shares not exercisable within 60 days).
(7) Mr. Josephson was a Director of the Company prior to his death in July 1996.

(8) Includes warrants to purchase 75,000 shares exercisable within 60 days.
(9)     Consists of Common Stock underling warrants to purchase 75,000 shares.
(10)    Mr. Burstein is a Director of the Company.
(11) Includes warrants to purchase 150,000 shares exercisable within 60 days. Also includes 92,500 shares held in Mr. Burstein's IRA rollover account and 9,375 shares owned directly and indirectly by a family member.
(12) Consists of Common Stock underlying warrants to purchase 150,000 shares.
(13)    Mr. Baron is a Director of the Company.
(14) Includes warrants to purchase 200,000 shares exercisable within 60 days. Also includes 1,832,000 shares owned by Haulbowline Ltd., as to which shares Mr. Baron has voting and dispositive power.
(15) Consists of Common Stock underlying warrants to purchase 200,000 shares.
(16)    Mr. Haft was a Director of the Company until October 1996.
(17) Includes warrants to purchase 60,000 shares exercisable within 60 days. Also includes 980,575 shares owned by Venture Capital Associates, Ltd., a limited partnership of which the general partner is a corporation in which Mr. Haft is a controlling shareholder.
(18) Consists of Common Stock underlying warrants to purchase 60,000 shares.
(19)    Dr. Milles is a Director of the Company.
(20) Consists of Common Stock underlying warrants to purchase 60,000 shares.


                  DESCRIPTION OF CAPITAL STOCK

     The Company is authorized to issue up to 19,000,000 shares of Common Stock, $.004 par value, 9,329,279 shares of which were issued and outstanding at November 15, 1996, and 1,000,000 shares of Preferred Stock, $.001 par value, none of which are issued and outstanding at November 15, 1996.

Common Stock

     Holders of Common Stock of the Company are entitled to one vote per share on all matters submitted to a vote of the stockholders, including the election of directors, and except as otherwise required by law or as provided in any resolution adopted by the Board of Directors with respect to any series of Preferred Stock, the holders of such shares will exclusively possess all voting power. The Company's certificate of incorporation does not provide for cumulative voting for the election of directors. Subject to the preferential rights of any outstanding series of Preferred Stock, the holders of Common Stock will be entitled to such dividends as may be declared from time to time by the Board of Directors from funds legally available therefor, and will be entitled to receive pro rata all assets of the Company available for distribution to such holders upon liquidation. No shares of the Common Stock have any preemptive, redemption or conversion rights or the benefits of any sinking fund. All outstanding shares of Common Stock are validly issued, fully paid and nonassessable.

                      PLAN OF DISTRIBUTION

     The Company is registering the Shares on behalf of the Selling Stockholders. All costs, expenses and fees in connection with the registration of the Shares offered hereby will be borne by the Company. Brokerage commissions, if any, attributable to the sale of Shares will be borne by the Selling Stockholders.

     Sales of Shares may be effected from time to time in transactions (which may include block transactions) on the NASDAQ OTC Bulletin Board, in negotiated transactions, or a combination of such methods of sale, at fixed prices, at market prices prevailing at the time of sale, or at negotiated prices. The Selling Stockholders have advised the Company that they have not entered into any agreements, understandings or arrangements with any underwriters or broker-dealers regarding the sale of their securities. The Selling Stockholders may effect such transactions by selling Shares directly to purchasers or to or through broker-dealers which may act as agents or principals. Such broker-dealers may receive compensation in the form of discounts, concessions, or commissions from the Selling Stockholder and/or the purchasers of Shares for whom such broker-dealers may act as agents or to whom they sell as principal, or both (which compensation as to a particular broker-dealer might be in excess of customary commissions). The Selling Stockholders and any broker-dealers that act in connection with the sale of the Shares might be deemed to be "underwriters" within the meaning of Section 2(11) of the Securities Act and any commission received by them and any profit on the resale of the Shares as principal might be deemed to be underwriting discounts and commissions under the Securities Act. The Selling Stockholders may agree to indemnify any agent, dealer or broker-dealer that participates in transactions involving sales of the shares against certain liabilities, including liabilities arising under the Securities Act. Liabilities under the federal securities laws cannot be waived.

     Because the Selling Stockholders may be deemed to be "underwriters" within the meaning of Section 2(11) of the Securities Act, the Selling Stockholders will be subject to prospectus delivery requirements under the Securities Act. Furthermore, in the event of a "distribution" of the shares, such Selling Stockholder, any selling broker or dealer and any "affiliated purchasers" may be subject to Rule 10b-6 under the Exchange Act, which Rule would prohibit, with certain exceptions, any such person from bidding for or purchasing any security which is the subject of such distribution until his participation in that distribution is completed. In addition, Rule 10b-7 under the Exchange Act prohibits any "stabilizing bid" or "stabilizing purchase" for the purpose of pegging, fixing or stabilizing the price of Common Stock in connection with this offering.

                                LEGAL MATTERS

     Certain legal matters with respect to the validity of the Shares offered hereby have been passed upon for the Company by Wiggin & Dana, New Haven, Connecticut.

                                   EXPERTS

     The financial statements and schedules incorporated by reference in this prospectus and elsewhere in the registration statement have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their reports with respect thereto, and are incorporated by reference herein in reliance upon the authority of said firm as experts in accounting and auditing in giving said reports.

     No person is authorized in connection with any offering made hereby to give any information or to make any representation not contained in this Prospectus, and, if given or made, such information or representation must not be relied upon as having been authorized by the Company. This Prospectus does not constitute an offer to sell or a solicitation of an offer to buy any security other than the Shares offered hereby, nor does it constitute an offer to sell or a solicitation of an offer to buy any of the securities offered hereby to any person in any jurisdiction in which it is unlawful to make such an offer or solicitation. Neither the delivery of this Prospectus nor any sale made hereunder shall under any circumstances create any implication that the information contained herein is correct as of any date subsequent to the date hereof.


                                               1,460,000 Shares
                                                 Common Stock
        TABLE OF CONTENTS

Page                                       CAS MEDICAL SYSTEMS, INC.

Available Information  . . . .2
Incorporation of Certain
 Documents by Reference. . . .2
Risk Factors . . . . . . . . .3
The Company. . . . . . . . . .7
Recent Developments. . . . . .7                   PROSPECTUS
Selling Stockholders . . . . .8
Description of Capital Stock .9
Plan of Distribution . . . . 10
Legal Matters  . . . . . . . 11                 January  , 1997
Experts  . . . . . . . . . . 11

                                   PART II

                    INFORMATION NOT REQUIRED IN PROSPECTUS


ITEM 14.   Other Expenses of Issuance and Distribution.

     The following is an itemized statement of the estimated amounts of all expenses payable by the Registrant in connection with the registration of the
Shares:

     Registration Fee--Securities and Exchange Commission. . . $   318.55
     Legal fees and expenses . . . . . . . . . . . . . . . . . $10,000.00*
     Accounting fees and expenses. . . . . . . . . . . . . .   $ 5,000.00*
     Printing and engraving expenses . . . . . . . . . . . . . $ 5,000.00*
     Miscellaneous . . . . . . . . . . . . . . . . . . . . . . $   681.45*

          Total. . . . . . . . . . . . . . . . . . . . . . . .$ 21,000.00*


*estimate

ITEM 15.   Indemnification of Directors and Officers.

     Section 145 of the General Corporation Law of the State of Delaware permits indemnification of directors, officers and employees of a corporation under certain conditions and subject to certain limitations. The Company's Certificate of Incorporation states that the Company shall indemnify officers and directors to the full extent permitted by the laws of the State of Delaware.

ITEM 16.   Exhibits.

5    -    Opinion of Wiggin & Dana*
13.1 -    Form 10-K for Year ended December 31, 1995
13.2 -    Form 10-K/A for Year ended December 31, 1995
13.3 -    Form 10-Q for Quarter ended March 31, 1996
13.4 -    Form 10-Q for Quarter ended June 30, 1996
13.5 -    Form 10-Q for Quarter ended September 30, 1996
23.1 -    Consent of Arthur Andersen LLP
23.2 -    Consent of Wiggin & Dana (included in Exhibit 5)*
24   -    Power of Attorney (included on signature page)


* To be filed by amendment.

ITEM 17.   Undertakings.

     (a)   The undersigned registrant hereby undertakes:

     (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

          (i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

          (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement;

          (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

     Provided, however, that paragraphs (a)(1)(i) and (a)(1)(ii) do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed by the registrant pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement.

     (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

     (b) The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     (h) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions described under Item 15 above, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

      (i)  The undersigned registrant hereby undertakes that:

     (1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

     (2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                              SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-2 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the Town of Branford, State of Connecticut on January 14, 1997.

                              CAS MEDICAL SYSTEMS, INC.
                              (Registrant)



                              By:/s/ Louis P. Scheps
                              Name: Louis P. Scheps
                              Title: President and Chief Executive Officer


                           POWER OF ATTORNEY

     KNOWN ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Louis P. Scheps and Myron L. Cohen his true and lawful attorneys-in-fact and agents, each acting alone, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any or all amendments to this Registration Statement, including post-effective amendments, and to file the same, with all exhibits thereto, and all documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, and hereby ratifies and confirms all that said attorneys-in-fact and agents, each acting alone, or their substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

     Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement has been signed by the following persons in the capacities and on the dates indicated.


Signature                          Title                    Date




/s/ Myron L. Cohen, Ph.D.          Chairman of the Board    January 14, 1997
Mryon L. Cohen, Ph.D.              and Executive
                                   Vice President





/s/ Louis P. Scheps                President, Chief         January 14, 1997
Louis P. Scheps                    Executive Officer
                                   and Director
                                   (Principal Executive,
                                   Financial and Accounting Officer)





/s/ Lawrence S. Burstein           Director                 January 14, 1997
Lawrence S. Burstein





/s/ Jerome Baron                   Director                 January 14, 1997
Jerome Baron





/s/ Saul S. Milles, M.D.           Director                January 14, 1997
Saul S. Milles, M.D.